STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
STRATASYS LTD.

The Board of Directors recommends a vote FOR Proposals 1, 2, 3, 4, 5, 6 and 7.			For	Against	Abstain

1.	Re-election or election (as applicable) of the following nominees to serve as directors of the Company until the 2018 annual general meeting of shareholders:

	1a.	Elchanan Jaglom	☐	☐	☐

	1b.	S. Scott Crump	☐	☐	☐

	1c.	Edward J. Fierko	☐	☐	☐

	1d.	Victor Leventhal	☐	☐	☐

	1e.	Ilan Levin	☐	☐	☐

	1f.	John J. McEleney	☐	☐	☐

	1g.	Dov Ofer	☐	☐	☐

	1h.	Ziva Patir	☐	☐	☐

	1i.	David Reis	☐	☐	☐

	1j.	Yair Seroussi	☐	☐	☐

2.	Approval of annual compensation packages for the following new independent directors (subject to their election):

	2a.	Dov Ofer	☐	☐	☐

	2b.	Yair Seroussi	☐	☐	☐

3.	Approval of ongoing compensation package and 2016 bonus for Ilan Levin, the Company’s CEO		☐	☐	☐

3A.	The undersigned confirms it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 3		☐

For address changes/comments, mark here (see reverse for instructions).			☐

			Yes	No
Please indicate if you plan to attend this meeting			☐	☐

		For	Against	Abstain

4.	Approval of ongoing cash compensation for David Reis, executive director and Vice Chairman of the Board	☐	☐	☐

5.	Approval of option grant for S. Scott Crump, Chief Innovation Officer and director	☐	☐	☐

6.	Approval of renewal of coverage under the Company’s director & officer liability insurance policy	☐	☐	☐

7.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017	☐	☐	☐

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of Annual General Meeting relating to the Annual Meeting was published on June 8, 2016.

Important Instruction re: Item 3A opposite: PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 3A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF THE CEO’S COMPENSATION AND 2016 BONUS UNDER PROPOSAL 3.

Under the Companies Law, you cannot be counted towards the special majority required for Proposal 3 unless you provide either (i) the foregoing confirmation or (ii) a confirmation that you actually do have a conflict of interest, as described below.

If you have a conflict of interest in the approval of Proposal 3, you may vote on that proposal by contacting Shane Glenn at the Company at 952-294-3416 or shane.glenn@stratasys.com, who will provide you with a proxy card that is designed for you (and in that case, you should not vote via this proxy card with respect to that Proposal and should not fill in the box for Item 3A).

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
2017 Annual General Meeting of Shareholders
11:30 a.m. Israel Time
July 18, 2017

Law Offices of Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2017 Annual General Meeting of Shareholders, you can contact Investor Relations at:

Stratasys Ltd
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Shane Glenn - Vice President of Investor Relations
Email: shane.glenn@stratasys.com

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel

PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Lilach Payorski and David Chertok, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned would be entitled to vote, at the Annual General Meeting of Shareholders of the Company to be held on July 18, 2017 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 4, 5, 6 AND 7, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. HOWEVER, IF NO DIRECTION IS MADE, THIS PROXY WILL NOT BE VOTED ON PROPOSAL 3.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

INSTRUCTIONS FOR ITEM 3A ON REVERSE SIDE:
Please be certain to fill in the box for Item 3A on the reverse side to confirm that you do not have a conflict of interest in the approval of Proposal 3. Under the Companies Law, a shareholder cannot be counted towards the majority required for Proposal 3 unless it provides the foregoing confirmation.

If you have a conflict of interest in the approval of Proposal 3, or if you are a controlling shareholder of the Company, you may still vote on that proposal. However, in that case, you should not vote on that proposal via the proxy card, and you should not fill in the box for Item 3A. Instead, you should contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or shane.glenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares via a broker or other nominee, please contact the broker or nominee, who should contact Mr. Glenn as described above.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side